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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                               Animas Corporation
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   03525Y 10 5
                                 --------------
                                 (CUSIP Number)

                                December 31, 2004
                       ----------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ] Rule 13d-1(b)

            [ ] Rule 13d-1(c)

            [X] Rule 13d-1(d)


----------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 03525Y 10 5               SCHEDULE 13G
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Katherine D. Crothall
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

         NUMBER OF                   3,147,184
          SHARES               -------------------------------------------------
       BENEFICIALLY            6     SHARED VOTING POWER
         OWNED BY
           EACH                      -0-
         REPORTING             -------------------------------------------------
          PERSON               7     SOLE DISPOSITIVE POWER
           WITH
                                     3,147,184
                               -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,147,184
--------------------------------------------------------------------------------
   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          Not applicable.
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          16.3%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------


                                  Page 2 of 8
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--------------------------------------------------------------------------------
NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Graeme Crothall
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a)  [x]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

         NUMBER OF                   3,147,184
          SHARES               -------------------------------------------------
       BENEFICIALLY            6     SHARED VOTING POWER
         OWNED BY
           EACH                      -0-
         REPORTING             -------------------------------------------------
          PERSON               7     SOLE DISPOSITIVE POWER
           WITH
                                     3,147,184
                               -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,147,184
--------------------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

Not applicable.
--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

16.3%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
--------------------------------------------------------------------------------


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ITEM 1(A)    NAME OF ISSUER:

             Animas Corporation

ITEM 1(B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             200 Lawrence Drive
             West Chester, PA 19380

ITEM 2 (A)   NAME OF PERSON FILING:

             Katherine D. Crothall
             Graeme Crothall

             See Exhibit A for the Joint Filing Agreement

ITEM 2(B)    ADDRESS OF PRINCIPAL BUSINESS OFFICES:

             Katherine D. Crothall
             c/o Animas Corporation
             200 Lawrence Drive
             West Chester, PA 19380

             Graeme Crothall
             c/o GCA Services Group, Inc.
             100 Four Falls Corporate Center, Suite 650
             Conshohocken, PA 19428

ITEM 2(C)    CITIZENSHIP:

             Katherine D. and Graeme Crothall
             United States of America

ITEM 2(D)    TITLE OF CLASS OF SECURITIES:

             Common Stock, $.01 par value per share ("Common Stock")
ITEM 2(E)    CUSIP NUMBER:

             03525Y 10 5

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             Not applicable.

ITEM 4       OWNERSHIP.


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             Provide the following information regarding the aggregate
             number and percentage of the class of securities of the issuer identified in Item 1.

             (a) Amount beneficially owned: 3,147,184(1)

             (b) Percent of class: 16.3%(2)

             (c) Number of shares as to which each of Katherine D. Crothall and Graeme Crothall has:

                 (i)  Sole power to vote or to direct the vote:  3,147,184

                 (ii) Shared power to vote or to direct the vote:  -0-

                 (iii) Sole power to dispose or to direct the disposition
                       of:  3,147,184

                 (iv) Shared power to dispose or to direct the disposition
                      of:  -0-

             (1) Katherine D. Crothall holds 1,370,417 shares of Common Stock of record. Graeme Crothall holds 441,833 shares of Common Stock of record. Katherine D. Crothall holds 988,933 shares of Common Stock as trustee of various trusts, which are for the benefit of her children. Graeme Crothall holds 346,001 shares of Common Stock as trustee of various trusts, which are for the benefit of his children. Graeme Crothall and Katherine D. Crothall are husband and wife.

             (2) Calculated on the basis of 20,022,765 shares of Common Stock outstanding on December 31, 2004.

ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable.

ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable.

ITEM 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable.

ITEM 9       NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.

                                  Page 5 of 8
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ITEM 10      CERTIFICATION.

             Not applicable.


                                  Page 6 of 8
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2005
                                          By:  /s/ Katherine D. Crothall
                                               -----------------------------
                                               Name:  Katherine D. Crothall

                                          By:  /s/ Graeme Crothall
                                               -----------------------------
                                               Name:  Graeme Crothall


                                  Page 7 of 8
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                                    EXHIBIT A

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Common Stock of Animas Corporation and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

            In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf of the date indicated:

                                            By:   /s/ Katherine D. Crothall
                                                  -----------------------------
                                            Name:  Katherine D. Crothall


                                            By:   /s/ Graeme Crothall
                                                  -----------------------------
                                            Name:  Graeme Crothall


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